UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 20, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Update

E66 Controlled Subsidiary – Springfield, VA

On January 15, 2020, we directly acquired ownership of a “majority-owned subsidiary”, NP 121, LLC (the “E66 Controlled Subsidiary”), for an initial purchase price of approximately $15,738,000, which was the initial stated value of our equity interest in the E66 Controlled Subsidiary (the “E66 Investment”). The E66 Controlled Subsidiary used the proceeds to close on the acquisition of two adjacent, multi-tenant industrial flex buildings (the “E66 Property”). Details of this acquisition can be found here.

On June 17, 2022, we refinanced the E66 Property via the PIMCO Bridge Facility. Details of this refinancing can be found here.

On December 13, 2022, we completed the redevelopment of the E66 Property. The demolition of the existing industrial buildings made way for the construction of a new 139,000 square foot last-mile distribution facility.

On February 23, 2023, the E66 Controlled Subsidiary leased approximately 49,000 square feet to a Fortune 500 government contractor with over $10 billion in annual revenue for a 10 year and 3 month term. The lease carries a rental rate per square foot that is 36% above our original underwriting.

On March 20, 2023, the E66 Controlled Subsidiary leased approximately 39,000 square feet to a subsidiary of a Forbes Global 2000 plumbing and heating supply company with over $22 billion in annual revenue for a 5 year term. The lease carries a starting rental rate per square foot that is 44% above our original underwriting.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: March 24, 2023